February 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Mr. Ruairi Regan

Re:	APi Group Corporation

Draft Registration Statement on Form S-4

Submitted December 23, 2019

CIK No. 0001796209

Dear Mr. Regan:

On behalf of APi Group Corporation (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 16, 2020 (the “Comment Letter”). The Company has previously submitted to the Commission, via EDGAR, its Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) for confidential review. This letter, together with Amendment No. 1 to the Draft Registration Statement confidentially submitted on the date hereof (as amended, the “Amendment”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Draft Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in the Amendment of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and the Amendment marked to show changes from the originally submitted Draft Registration Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of the Amendment. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in the Draft Registration Statement.

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February 6, 2020

Draft Registration Statement on Form S-4

General

1.

Please confirm that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosure as appropriate.

The Company confirms that APG Delaware will (1) file a post-effective amendment adopting the Form S-4 registration statement as its own and (2) update the disclosures as appropriate. For clarification, please note the Company’s response below to the Staff’s comment number 5 that no Delaware corporation will be “formed” in connection with the Domestication.

Cover Page

2.	Please disclose the amount of securities being registered on the prospectus cover page. See Item 1 of Form S-4 and Item 501 of Regulation S-K.

Item 501(b)(ii) requires the registrant to disclose the title and amount of securities offered on the outside cover page of the prospectus “if the information applies to [the registrant’s] offering”. As described below in the Company’s response to the Staff’s comment number 5, the Domestication involves the continuation of the Company as a company incorporated under the laws of the State of Delaware and a discontinuation of its existence as an entity incorporated under the laws of the BVI. The Delaware corporation that is continued out of the BVI is deemed to be the same legal entity before and after the Domestication, and the ordinary shares, founder preferred shares and warrants held by the equityholders prior to the Domestication are simply continued as common stock, Series A preferred stock and warrants, respectively, of the Delaware corporation. Given the nature of the transaction, the Company does not believe that there is an “offering” of new securities and that providing the amount of securities offered is applicable. In addition, if the Company were to include the amount of securities pursuant to Item 501(b)(ii), the number of securities that would have to be disclosed would be the number of securities outstanding at the time of the Domestication which will not be known until the effective date of the Registration Statement. Therefore, any amount of securities included on the final prospectus would be subject to change. Given the above, the Company believes that, consistent with most precedent registration statements filed with the Commission relating to Domestication transactions, it is appropriate to omit the amount of securities from the prospectus cover page.

Summary, page 1

3.

We note your disclosure that the consideration for the APi Acquisition consisted partly of the issuance of ordinary shares. Please disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

As disclosed in the Draft Registration Statement, the Company issued 28,373,000 ordinary shares to the former shareholders of APi Group as partial consideration for the APi Acquisition. The Company determined that the issuance of these shares was exempt from registration in reliance on Section 4(a)(2) of the Securities Act and corresponding provisions of state securities laws because the shares were issued (i) as part of the consideration in the APi Acquisition and not in a transaction involving a public offering, (ii) to a limited number of sophisticated investors with knowledge and experience of financial and business matters related to an investment in the Company’s securities and (iii) without any general solicitation or advertising.

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

Pursuant to the APi Acquistion, the following former shareholders of APi Group received ordinary shares of the Company: Lee Anderson, the former majority owner and former director of APi Group, and various trusts for the benefit of Mr. Anderson and his family; Mr. Becker, the chief executive officer of APi Group prior to the APi Acquisition and of the Company following the APi Acquisition, and two trusts for the benefit of Mr. Becker and his family; Paul Grunau, Chief Learning Officer of APi Group prior to the acquisition and of the Company following the APi Acquisition; and the APi Group Inc. Employee Stock Ownership Plan, an employee benefit plan (the “ESOP”). All investment decisions of the ESOP are made by the ESOP trustee as plan fiduciary. Each of these former shareholders had access to information about the Company that was generally the same as information required to be delivered in a registered offering. In addition, since Mr. Anderson was, and Mr. Becker and Mr. Grunau were and continue to be, involved in the operation of APi Group’s business, they were knowledgeable of, and had experience with the financial and business matters relating to the business to help inform their assessment of the risks associated with the investment.

Each of the shareholders made representations to the Company, which the Company relied upon in agreeing to issue the ordinary shares to such shareholders, with respect to such shareholder’s (1) qualification as an accredited investor, as defined in Rule 501(a) under the Securities Act, (2) sophistication, knowledge and experience to evaluate the investment, the risks associated with such investment and their ability to bear the economic risk of such investment, and (3) understanding of the restrictions on transfer imposed on the shares issued. The shares are restricted securities bearing transfer restrictions and the recipients acquired such securities for their own respective accounts without a view to resell or distribute them. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Accordingly, the issuance of these shares was exempt from registration in reliance on Section 4(a)(2) of the Securities Act. The Company has revised its disclosure on page 67 to disclose the exemption it relied upon and a brief discussion of the facts it relied upon, as outlined above.

4.	We note your statement that “[n]o action of our shareholders is required to effect the Domestication.” Please disclose why you believe no shareholder approval is required.

The Company is incorporated under the laws of the British Virgin Islands (“BVI”) and, therefore, the rights of APG BVI’s shareholders are governed by the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) and APG BVI’s Amended and Restated Memorandum and Articles of Association (the “APG BVI Articles”). In addition, for so long as the Company’s ordinary shares are listed for trading on the London Stock Exchange, the Company is subject to the listing rules applicable to London Stock Exchange companies (the “LSE Listing Rules”). The BVI Companies Act permits a BVI company, subject to its memorandum and articles of association, to continue to another jurisdiction with the approval of its shareholders or directors in accordance with the laws of that jurisdiction. As disclosed on page 36 of the Draft Registration Statement, the APG BVI Articles authorize our Board of Directors to continue APG BVI in a jurisdiction outside of the British Virgin Islands (in this case, Delaware) without a shareholder vote.” Moreover, the laws of Delaware do not require shareholder approval to effect the Domestication. In addition, consistent with BVI law, the APG BVI Articles also provide that no shareholder approval is required with respect to the initial acquisition of an operating company or business or any matters that APG BVI’s board of directors determine to be necessary or desirable in relation to, in connection with or resulting from such acquisition, whether before or after the acquisition has been consummated. Pursuant to the terms of the Business Combination Agreement governing the APi Acquisition, the Company is required to use commercially reasonable efforts to complete the Domestication. Finally, the LSE Listing Rules do not require the Company to obtain shareholder approval to effect the Domestication. Accordingly, after consultation with its BVI counsel, the Company has determined that no shareholder approval is required under the BVI Companies Act, the APG BVI Articles, the LSE Listing Rules or Delaware law to effect the Domestication.

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

The Domestication, page 35

5.	Please clarify whether, immediately prior to the succession, APG Delaware had any assets or liabilities other than nominal assets or liabilities.

As discussed under the section entitled “The Domestication” beginning on page 35 of the Draft Registration Statement, pursuant to Section 388 of the DGCL and Section 184 of the BVI Companies Act, the Domestication involves the continuation of the Company as a company incorporated under the laws of the State of Delaware and a discontinuation of its existence as an entity incorporated under the laws of the BVI. Although this process involves the filing of a certificate of corporate domestication accompanied by a new certificate of incorporation with the State of Delaware, pursuant to Section 388 of the DGCL, the Delaware corporation that is continued out of the BVI is deemed to be the same legal entity before and after the Domestication, rather than a successor entity as would be the case in a merger. Accordingly, the assets and liabilities of APG BVI prior to the Domestication will be the same as the assets and liabilities of APG Delaware following the Domestication, since it is the same legal entity, as provided by Section 388 of the DGCL. The Company has revised the disclosure on the prospectus cover page and pages 2, 35 and 37 to clarify this point.

APi Group Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments and Off-Balance Sheet Financing Arrangements, page 57

6.

We note your contractual obligations table excludes interest. Please revise to disclose the amount of interest related to your contractual obligations, or tell us how you determined this disclosure is not necessary. Please refer to footnote 46 in our Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 to disclose the amount of interest related to the Company’s contractual obligations.

Business, page 67

7.	Please expand your disclosure, as required by Item 14 of Form S-4. For example:

•	The sources and availability of raw materials. See Item 101(c)(iii) of Regulation S-K.

•	Material estimated capital expenditures for environmental control facilities. See Item 101(c)(xii) of Regulation S-K.

•	Material pending legal proceedings. See Item 103 of Regulation S-K.

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

The Company has reviewed the disclosures required by Item 14 of Form S-4 and the requirements of Item 101 of Regulation S-K, and has determined that no additional disclosures are required. With respect to the specific items referenced in the Staff’s comment above:

•	The sources and availability of raw materials. See Item 101(c)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 accordingly.

•	Material estimated capital expenditures for environmental control facilities. See Item 101(c)(xii) of Regulation S-K.

The Company does not have any material estimated capital expenditures for environmental control facilities, and therefore has determined that no disclosure is required under Item 101(c)(xii) of Regulation S-K.

•	Material pending legal proceedings. See Item 103 of Regulation S-K.

The Company does not have any pending material legal proceedings that would require disclosure under Item 103 of Regulation S-K. The Company will update its disclosure in future amendments to the Draft Registration Statement if and to the extent that any material pending legal proceedings arise that would require disclosure under Item 103 of Regulation S-K.

Related Party Transactions, page 98

8.

We note the related party transactions described on pages F-48 and F-49. As applicable, please provide the disclosure required by Item 404(a) of Regulation S-K or advise. See also Instruction 1 to Item 404.

Item 404 of Regulation S-K requires the disclosure of certain transactions with “related persons” of the registrant, as that term is defined in Instruction 1 to Item 404(a). All of the transactions described on pages F-48 and F-49 of the Draft Registration Statement were entered into between APi Group and its chief executive officer, Mr. Becker, and a former director of APi Group prior to the APi Acquisition, and were terminated in connection with and as of the closing of the APi Acquisition. As a result, none of these transactions continued under the Company’s ownership of APi Group. While Mr. Becker became Chief Executive Officer of the Company following the APi Acquisition, neither he nor the former director of APi Group was a “related person” of the Company at any time relevant to the determination, none of the transactions between Mr. Becker or the former director of APi Group on the one hand, and APi Group on the other hand, continued beyond the Company’s acquisition of APi Group, and the Company was never a party to any such transaction. The former director of APi Group was not a “related person” of the Company at any time.

We note that although not directly on point as Mr. Becker is not a 5% shareholder, the Commission’s guidance in C&DI Question 130.03 for Regulation S-K is instructive here. According to Question 130.03, disclosure is not required under Item 404 of Regulation S-K where a transaction between a registrant and a 5% shareholder is concluded prior to the person becoming a 5% shareholder. Disclosure would be required if the transaction (1) was continuing after the date the person became a 5% shareholder or (2) resulted in the person becoming a 5% shareholder. Since each of the transactions described on pages F-48 and F-49 of the Draft Registration Statement concluded prior to Mr. Becker

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

becoming Chief Executive Officer of the Company and none of such transactions resulted in him becoming Chief Executive Officer, the Company respectfully submits that no disclosure is required under Item 404 of Regulation S-K with respect to any of the transactions described on pages F-48 and F-49 of the Draft Registration Statement.

Security Ownership, page 100

9.

Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% beneficial owner that is not a natural person.

The Company confirms that in a future amendment to the Draft Registration Statement, the Company will identify, for each 5% beneficial owner that is not a natural person, the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each such beneficial owner.

Material U.S. Federal Income Tax Consequences, page 121

10.	Please revise the statement that the discussion is for informational purposes only on page 122. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 accordingly.

11.

We note your statement on page 123 that the APi acquisition and the Domestication should each constitute an F reorganization. Please revise the language to clarify that counsel plans to provide a “will” tax opinion. If counsel intends to provide a “should” opinion, please explain the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised its disclosure on page 123 accordingly.

Financial Statements, page F-1

12.

Please tell us which entity you have identified as the accounting acquirer and your basis in U.S. GAAP for your determination. Please clarify the facts and circumstances considered in arriving at your conclusion. Your response should address the factors outlined within paragraphs 10-15 of ASC 805-10-55.

The Company advises the Staff that the Company has identified APi Group Corporation (“APG”) as the accounting acquirer in the APi Acquisition based on the application of U.S. GAAP and the guidance in ASC 810 and ASC 805. The Company first considered the guidance in ASC 805-10-15-8 to determine which of the parties should be considered the acquirer for accounting purposes.

Under U.S. GAAP, the general rule is that the party that directly or indirectly holds greater than 50% of the voting shares has control of an entity (ASC 810-10-15-8). In the APi Acquisition, no single party controls the combined entity. Therefore, in accordance with ASC 810-10, the Company considered the additional factors in ASC 805-10-55.

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

In a business combination primarily effected by transferring cash, the guidance in ASC 805-10-55-11 provides that the accounting acquirer is usually the entity that transfers the cash. In a business combination effected primarily by exchanging equity interests, the accounting acquirer is usually the entity that issues its equity interests. The $2.9 billion purchase consideration in the APi Acquisition was funded with $1.5 billion of APG’s cash on hand, $1.2 billion of new debt issued to the combined entity and arranged by the purchaser and approximately 28.4 million ordinary shares of APG issued to the selling shareholders with some cash being delivered to the balance sheet at closing. Therefore, the composition of the purchase consideration suggests that APG is the accounting acquirer in the APi Acquisition based on (1) the acquisition primarily being effected through the transfer of cash by APG and (2) the equity issued in the transaction was issued by APG.

Although management considers the composition of the purchase consideration to be the most significant factor considered, a number of other factors were also considered applying the provisions of ASC 805-10-55.

Even though (1) ASC 805-10-55-12 is applicable to a business combination effected primarily by exchanging equity interests and (2) APG’s acquisition of APi Group was not primarily effected by exchanging equity interests, the Company considered the factors within ASC 805-10-55-12 for completeness. That analysis follows below.

•

The Company considered the guidance in ASC 805-10-55-12(a), which provides that the accounting acquirer is usually the combining entity whose owners, as a group, retained or received the largest portion of voting rights in the combined entity in the business combination. The APG pre-acquisition ordinary shareholders, including holders resulting from the early exercise of attached warrants, held approximately 83% of the shares outstanding immediately following the closing of the APi Acquisition (the “Closing”). The approximately 28.4 million ordinary shares issued to the sellers represent approximately 17% of the total ordinary shares outstanding immediately following the Closing. In addition, the founders of APG hold 4 million Founder Preferred shares which are convertible into ordinary shares on a one-for-one basis at the request of the holder, or automatically seven years subsequent to the Closing. The conversion of these shares would act to increase the voting rights of APG in the combined entity. The consideration of relative voting rights indicates that APG is the controlling entity and accounting acquirer in the APi Acquisition.

•

The Company considered the guidance in ASC 805-10-55-12(b), which provides that the accounting acquirer usually is the combining entity whose owners have a significant voting interest. The largest minority shareholder of the combined entity, Viking Global Investors LP, was the largest minority shareholder of APG prior to the Closing and owned 20% of the combined entity immediately after the Closing. The next largest institutional shareholder is Senator Investment Group

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

LP (6%), which is also a pre-acquisition shareholder. Further, the APG founder entity holds just over 5% of the ordinary shares in addition to holding all of the Founder Preferred Shares, which brings the founders’ fully diluted ownership to approximately 8%. The largest APi Group legacy shareholder to hold stock in the combined entity is the APi Group Employee Stock Ownership Plan (the “ESOP”), which own 11% of the combined entity immediately following the Closing. Due to the fiduciary nature of the ESOP and the fact that the ESOP trustee makes all investment decisions for the ESOP, the individual participants have limited influence in the ESOP and therefore in the combined entity. The largest selling shareholder outside of the ESOP was the founder of APi Group who is not involved in APG (representing approximately 2% of the shares outstanding immediately after Closing). The CEO of APi Group, who was also appointed CEO and a board member of APG at Closing, held approximately 3% of the shares immediately after Closing. Consideration of the largest minority voting interests following the Closing suggests that APG is the accounting acquirer in the APi Acquisition.

•

The Company considered the guidance in ASC 805-10-55-12(c), which provides that the accounting acquirer usually is the combining entity whose owners have the ability to elect or appoint or remove a majority of the members of the governing body of the combined entity. The governing body in the case of APG is its board of directors, which is responsible for establishing policies for corporate management and oversight and making decisions on major company issues which include approving the combined company’s budget, executive management hiring, termination and compensation, financial statements, issuance of debt and equity, acquisitions, sales or mergers involving the company, and strategic initiatives. The APG board prior to the transaction was comprised of seven directors, two of whom were APG founders. Post-Closing, the board of the combined entity is comprised of 9 directors. The APG founders hold (and are entitled to appoint) three of the director seats, the CEO and President of APi Group holds one director seat, and the prior board of APG appointed the other five independent board members as of the Closing, two of whom were on the board prior to the Closing. No other legacy APi Group senior management or equity holders were appointed to the board of the combined entity nor was the CEO’s appointment to the Board a condition to the acquisition. The composition of the governing body and authority to appoint the governing body indicates that APG is the accounting acquirer in the APi Acquisition.

•

The Company considered the guidance in ASC 805-10-55-12(d), which provides that the acquirer usually is the combining entity whose former management dominates the management of the combined entity. Pre-acquisition, APG was a SPAC with no operating activity or employees. Hence, APi Group senior management largely remained in place following the transaction, including the existing APi Group President and CEO, CFO, CIO and Vice President and Controller. However, the Company also entered into an Advisory Services Agreement with an affiliate of the founder entity to provide for strategic

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

consulting services to the Company. Furthermore, two founders act as Co-Chairmen of the Company. Additionally, in conjunction with becoming a public company, there are a number of new executive positions currently being filled at APi Group. Accordingly, the senior management has been significantly enhanced in conjunction with the APi Acquisition. Given the fact that APG was a SPAC, the composition of senior management following the Closing could be considered to indicate that APi Group potentially be considered as the accounting acquirer. However, the Company believes that this is offset by the other factors considered and also by enhancements including the Advisory Services Agreement put in place in conjunction with the APi Acquisition and the ongoing involvement of the founders.

•

The Company considered the guidance in ASC 805-10-55-12(e), which provides that if equity is exchanged, the accounting acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity. APG’s ordinary shares are currently trading on the OTC Market Group’s Pink marketplace, and therefore it is relatively easier to determine the fair value of its equity securities though such determination is complicated by the market factors that influence the market for equity securities in SPACs. APi Group was a private company therefore it is difficult to ascertain the premium over the fair value of APi Group. However, the following factors indicate that APG paid a premium to acquire APi Group:

•	The purchase price was approximately $2.4 billion in excess of the December 31, 2018 book value of the APi Group net assets acquired; and

•	The purchase price is approximately 190% of the latest valuation prepared for the APi Group ESOP as of December 31, 2018.

Based on the above factors, APG believes it paid a premium to acquire APi Group.

The Company also considered the guidance in ASC 805-10-55-13, which provides that the combining entity whose relative size is significantly larger is usually the acquirer. Primarily because APG was a SPAC, APi Group’s relative size in revenue, profit and total assets is significantly higher. However, the net tangible assets of the APi Group as of December 31, 2018 were approximately equal to the cash portion of the purchase price and therefore APG’s net tangible assets at the time of the APi Acquisition. Based on the relative size factors, the Company believes that APi Group is significantly larger; however, the Company applied a lower weighting to the relative size factor.

Furthermore, management believes that ASC 805-10-55-14 and ASC 805-10-55-15 are not applicable to this transaction.

Based on the majority and most material factors to be considered under U.S. GAAP in determining the accounting acquirer, management has concluded that APG is the accounting acquirer in the APi Acquisition.

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

APi Group, Inc. and Subsidiaries Consolidated Financial Statements

Note 4. Fair Value of Financial Instruments, page F-42

13.

We note you calculated the fair value of your contingent earn-out obligations. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these obligations. Please refer to ASC 820-10-50-2(bbb).

The Company recognizes that ASC 820-10-50-2(bbb) states that a reporting entity shall provide the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. However, the Company elected to qualitatively disclose the significant unobservable inputs that were used in developing the income approach in Note 4. Fair Value Financial Instruments, but did not elect to disclose the quantitative measures of those inputs since those inputs are not necessarily consistent across each earn-out liability and no one earn-out liability is significant to a financial statement user’s overall understanding of the Company’s consolidated financial results or consolidated financial position.

Specifically, although the Company’s earn-out obligations typically have projected Adjusted EBITDA as a common significant unobservable input assumption, the definition of Adjusted EBITDA for each acquisition can differ as well as the projection periods. As such, providing the weighted-average, median or arithmetic average of this unobservable input is not meaningful. Similarly, the Company believes providing ranges or weighted-averages of other significant inputs such as the discount rates, payout probability weightings and earn-out periods is not practical without a common denominator across all the Company’s earn-out obligations. Accordingly, providing the individual unobservable inputs would not be meaningful or significant to a financial statement user’s overall understanding of the Company’s consolidated financial results or consolidated financial position. The earn-out obligations represent approximately 3.5% and 2.7% of the total liabilities of the Company as of December 31, 2018 and 2017, respectively.

Undertakings, page II-3

14.

Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised its disclosure on page II-4 accordingly.

Greenberg Traurig, P.A. | Attorneys at Law

February 6, 2020

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or me at (954) 768-8210.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Russell Becker, Chief Executive Officer, APi Group Corporation

Thomas Lydon, Chief Financial Officer, APi Group Corporation

Greenberg Traurig, P.A. | Attorneys at Law